UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 1, 2020

In relation to our call to the General Shareholders’ Meeting scheduled for December 9, 2020, we hereby inform as a Relevant Information Communication that today we have taken notice of the following proposal of candidates for directors by an accredited shareholder.

Antonio Carlos Valente Da Silva

Engineer from the Pontifícia Universidade Católica do Rio de Janeiro with an MBA from the same institution.  He served as CEO and Chairman of the Board of Directors of Telefónica Brazil and Telefónica del Perú. He has been a member of the Board of Directors of the National Telecommunications Agency in Brazil. He is currently a Director of Padtec Holding, Dom Rock and Cinnecta.

Juan Antonio Arrieta Ocampo

Engineer from the Universidad Agraria La Molina, with an MBA from ESAN. He has held managerial and executive positions at Agroexportaciones Manuelita, Agrokasa, Backus & Johnston Trading, Shering Plough Corporation, AB Volvo del Perú and Cosapi, among others. He is currently the Director of Agroindustrial Laredo and Agroexportaciones Manuelita, the Peruvian Association of Sugar and Derivative Agroindustries, the Saturna Agricultural Society, Agrícola La Venta, Imecol/Peru and the La Molina Agricultural University Graduate Association.

Miguel Grau Quinteros

Litigation attorney with more than twenty-three years of professional experience. He advises individuals and companies in arbitration and judicial litigation related to public and private procurement, property, corporate, infrastructure of large works, aeronautics, energy, civil liability, among other matters. He was in charge of the litigation area of the company Edelnor (today Enel Distribución Perú S.A.A.) and has been part of the litigation area of several law firms in Peru. He currently leads his own law firm dedicated to arbitration and litigation, combining his practice as an arbitrator.

We are making this proposal of candidates public so that the other shareholders may consider such new candidates in their vote, as established in article 4 paragraph a) of the "Information document for the holding of the non face-to-face shareholders meeting of AENZA S.A.A.".

Said "Informative Document" is included as Annex I of the notice of meeting published on November 12, 2020 on the SMV portal according to the rules in force for the call to non face-to-face meetings.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 1, 2020